January 4, 2010

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Dale Welcome	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

RE:      ICON Cash Flow Partners L.P. Seven Liquidating Trust Form 10-K for the fiscal year ended December 31, 2008 SEC File No. 001-27926

Dear Mr. Welcome:

On behalf of our client, ICON Cash Flow Partners L.P. Seven Liquidating Trust (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 28, 2009, with respect to the Registrant’s above-referenced filing filed with the Commission.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Form 10-K for Fiscal Year Ended December 31, 2008

1.	Please tell us why you have not furnished certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Response:  The Registrant’s no-action letter requesting relief from registering and filing reports pursuant to Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was granted by the Division of Corporation Finance on August 14, 2007 (the “No-Action Letter”).  The No-Action Letter set forth the modified Section 302 certification to be included in the Registrant’s Forms 10-K to be filed with the Commission, which certification has been provided.  A certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is inappropriate under the circumstances because of (1) the lack of audited financial statements included in the Registrant’s annual filings on Form 10-K and (2) the inability of the principal executive and financial officers of the Managing Trustee to certify that the Form 10-K fully complies, in all material respects, with Sections 13(a) or 15(d) of the Exchange Act.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

U.S. Securities and Exchange Commission January 4, 2010 Page 2

*           *           *

If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs of ICON Capital Corp. at (212) 418-4711.

Sincerely, /s/ Deborah S. Froling
Deborah S. Froling

cc:	Joel S. Kress, ICON Capital Corp.